SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 11, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 11, 2019, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company"), in relation to IDB Development Corporation Ltd. ("IDBD") stake in Clal Insurance Enterprise Holdings Ltd. ("Clal") and to continue with the communication to the market made on May 2, 2019 regarding the sale of Clal, reports the following information:

On that date, IDBD had entered into an agreement with an unrelated buyer (a company owned by Eyal Lapidot) through which it granted an option to acquire Clal shares representing approximately 4.99% of its issued capital (and not less than 3%), at a price of NIS 47.7 per share. Subject to the exercise of the option by said buyer, the price would be paid 10% in cash and the rest through a loan that would be provided to the buyer by IDBD and / or by a related entity and / or by a banking corporation and / or financial institution, under the agreed conditions.

Yesterday, IDBD announced that on November 7, 2019, the sale transaction has been completed and the loan has been granted by a financial entity. It should be clarified that the amount of 2,771,309 of Clal Insurance Enterprises shares sold were subject of a swap transaction in which the Company entered with a financing entity, that ended upon the Company's notice to such financing entity.

As of today, as a result of this transaction, IDBD’s holding in Clal Insurance Enterprises amounts to 15.3% of its share capital and the company owns an additional 15.0 % through swaps transactions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 12, 2019